Contact

www.linkedin.com/in/cathyellwood
(LinkedIn)

Top Skills

Program Management
Performance Management
Strategy

Cathy Ellwood

Strategic Leadership Development Consultant and Speaker
New Albany, Ohio, United States

Summary

Experienced financial services executive with expertise in developing and implementing strategic plans, leading strategic change initiatives, fostering innovation among teams, developing financial leadership talent and designing, implementing and running financial leadership rotation programs

Looking for opportunities to help organizations achieve their objectives by fostering the development of high potential leaders and designing strategies that are implementable now

Offering a unique combination of cross-functional experience in corporate strategy, finance, I/T and HR

Frequently invited to speak at industry conferences and events such as IASA's international conference, CPCU's annual confernment, Insurance Networking News - Women in Insurance conference, Ohio Dean's Conference

In partnership with Ohio State University and the Wall Street Journal, co-founded the Nationwide Fisher Biz Quiz, a strategic initiative designed to develop and showcase business knowledge among students from the top business schools in the country

Have served on IASA's Governing Board of Directors, holding a wide range of positions including Board Chair, President & CEO

Specialties: Strategic Planning, Strategy Assessment, Financial Leadership Development, Financial Leadership Rotation Program Design & Development, Personal Branding, Career Development, Strategic Project Management, Process Redesign, Strategic Planning, Strategy Analysis, Financial Analysis & Problem Solving

Experience

Ellwood Enterprises, L.L.C.
Founder
September 2011 - Present (14 years 2 months)
New Albany, OH

As most of you know, I recently retired from Nationwide to pursue one of my lifelong dreams to start my own business.

After a lot of personal reflection, I have formed Ellwood Enterprises, which is designed to help your company achieve its strategic objectives by providing innovative means to accelerate the development of high potential individuals into positions of leadership.

Ellwood Enterprises offers the following products and services:

Leadership Development Training
Financial Leadership Rotation Programs
Strategic Consulting
Succession Management
Keynote Speaking
Leadership Program Benchmarking
Performance Management
Leadership Potential Assessments
Coaching and Feedback
Managing Diversity & Generational Differences
Professional Career Branding

If you are looking for help in these areas, please feel free to contact me. I look forward to hearing from you.

Nationwide
Senior Director - Financial Leadership Rotation Program
August 2004 - June 2011 (6 years 11 months)
The Financial Leadership Rotation Program was formed as a way to address strategic talent gaps in financial leadership. This program is designed to develop the next wave of leaders in the financial disciplines of accounting, finance, investments, audit, marketing and strategy.

Nationwide Insurance
Officer, Strategic Planning
1999 - 2010 (11 years)

Education

University of Notre Dame - Mendoza College of Business
MBA, Finance / Accounting · (1997 - 1999)

Capital University
Bachelors, Business, Psychology, Computer Science